================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    -----------------------------------------

                                LANDS' END, INC.
                            (Name of Subject Company)

                                LANDS' END, INC.
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                        (Title and Classes of Securities)

                    -----------------------------------------

                                    515086106
                      (Cusip Number of Class of Securities)

                    -----------------------------------------

                                DONALD R. HUGHES
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                LANDS' END, INC.
                               ONE LANDS' END LANE
                           DODGEVILLE, WISCONSIN 53595
                                 (608) 935-9341

       (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                    -----------------------------------------

                                 with copies to:


            KARL DAHLEN                         ROBERT S. OSBORNE, P.C.
       SENIOR LEGAL OFFICER                         KIRKLAND & ELLIS
         LANDS' END, INC.                       200 EAST RANDOLPH DRIVE
        ONE LANDS' END LANE                     CHICAGO, ILLINOIS 60601
    DODGEVILLE, WISCONSIN 53595                      (312) 861-2368
          (608) 935-9341

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

                                                                  MEDIA CONTACT:

                                                                 Peggy A. Palter
                                                          Sears, Roebuck and Co.
                                                                  (847) 286-8361

                                                               Emily C. Leuthner
                                                                Lands' End, Inc.
                                                                  (608) 935-4985

                                                           FOR IMMEDIATE RELEASE
                                                                    May 13, 2002

                    LANDS' END AGREES TO BE ACQUIRED BY SEARS
                   FOR $62 PER SHARE, OR $1.9 BILLION IN CASH
   Acquisition Strengthens Sears' Apparel Offerings; Expands Lands' End Brand

     HOFFMAN ESTATES, Ill. and DODGEVILLE, Wis. - Sears, Roebuck and Co. (NYSE:
S) and Lands' End, Inc. (NYSE: LE), have entered into a definitive agreement for Sears to acquire the direct merchant in a cash tender offer for $62 per Lands' End share, or approximately $1.9 billion.

     Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. Lands' End is the largest specialty apparel catalog company and seller of apparel on the Internet in the U.S.

     Sears has agreed to commence a tender offer to acquire all shares of Lands' End stock. Gary C. Comer, founder and chairman, and certain other Lands' End shareholders have agreed to tender their shares, representing approximately 55 percent of the outstanding common stock. The tender offer requires that at least two-thirds of the fully diluted shares be tendered. The transaction, which has been approved by both companies' board of directors, is contingent upon customary closing conditions, including regulatory and other standard approvals.

                                    - more -

LANDS' END/Add One

     Sears will introduce a selection of Lands' End products into many of its 870 full-line stores by fall 2002 and is expected to complete product rollout to stores by fall 2003. Sears stores will carry a compelling assortment of Lands' End men's, women's, and children's apparel, as well as a selection of footwear, accessories and home fashions.

     Lands' End will continue to offer its complete product line direct to customers through its catalogs and online at landsend.com. The growth prospects of Lands' End and Sears' customer-direct businesses, which consist of online and catalog operations, will be enhanced significantly.

     Alan J. Lacy, chairman and chief executive officer, said the opportunity to be the exclusive retail distributor of Lands' End merchandise is significant to the Sears' overall apparel strategy. It further differentiates Sears as a destination for nationally recognized brands, improves its apparel offering and accelerates growth of its customer-direct business. Lands' End and Covington, Sears' new proprietary classic apparel line launching this fall, will be the foundation of the company's proprietary apparel offerings. Including other important national brands, Sears will provide compelling apparel assortment choices to its customers.

     "Lands' End is a very successful and well-managed company," Lacy said. "We were drawn to Lands' End's brand strength across all apparel categories, including men's, women's and children's. It is an excellent fit for Sears and our customers, and will aid us in becoming the preferred shopping destination for families. We can help accelerate the growth of the Lands' End direct business through Sears' extensive customer relationships."

     "Today's transaction allows us to increase the market penetration of the Lands' End brand through exclusive retail distribution in approximately 870 Sears stores," said David F. Dyer, president and chief executive officer of Lands' End. "Strategically, we view retail distribution of our products as an important growth opportunity. We were considering the prospect of opening stores ourselves or seeking a strategic partner, and ultimately decided that our alliance with Sears offered the most exciting

                                     -more-

LANDS' END/Add Two

opportunity. Sears is the logical partner for us, considering its heritage of quality and strong proprietary brands, such as Craftsman and Kenmore. I feel confident that customers will respond well to another exceptional brand at Sears."

     Dyer will continue to lead the Lands' End business, reporting to Lacy after the transaction closes. Dyer also will assume responsibility for Sears' existing customer-direct business, which includes sears.com, catalogs and specialty merchandise.

Sears Reaffirms 2002 Guidance

     Lacy said the transaction does not alter Sears outlook for the year. The transaction is expected to be slightly dilutive to break-even in 2002 and 2003 and significantly accretive in 2004. "Considering the minimal impact to 2002 earnings, we continue to expect 2002 full year comparable earnings per share, including Lands' End, to increase approximately 17 percent from the prior year amount of $4.22," Lacy said. Sears does not expect to record a special charge for the Lands' End transaction.

Webcast Scheduled

     Lands' End will webcast an analyst conference call this morning live over the Internet at 10:45 a.m. Eastern/9:45 a.m. Central time. (Sears will conduct an analyst call at 9:30 a.m. Eastern/8:30 a.m. Central time.) To access the Lands' End webcast go to one of the following links: Windows Media: http://orion.calleci.com/servlet/estreamgetevent?id=1251&folder=webstream or
-------------------------------------------------------------------------
Real Player:
http://orion.calleci.com/servlet/estreamgetevent?id=1252&folder=webstream
-------------------------------------------------------------------------

                                     -more-

LANDS' END/Add Three

     A replay of the call will be available for approximately one week, or you can listen to the call at 888-275-5257 and using passcode #2335. The replay will also be available on the Internet at the following web links: Windows Media: http://orion.calleci.com/servlet/estreamgetevent?id=1245&folder=webstream or
-------------------------------------------------------------------------
Real Player:
http://orion.calleci.com/servlet/estreamgetevent?id=1246&folder=webstream
-------------------------------------------------------------------------
Software necessary to listen to the webcast, Windows Media Player or Real Player, can be downloaded from the webcast site. Downloading the software may take up to 22 minutes with a 56K speed modem.

About Our Companies

     Lands' End is a direct merchant of traditionally styled, classic casual clothing offered to customers around the world through regular mailings of its monthly and specialty catalogs and via the Internet at landsend.com. In 2001, Lands' End annual revenue was approximately $1.6 billion

     Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company's annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, sears.com.

Sears, Roebuck and Company Cautionary Statement Regarding Forward-Looking Information

     Certain statements made in this news release, including statements under the heading "Sears Reaffirms 2002 Guidance" and other statements using the terms "expected," "will," "plans" and other words of similar meaning, are "forward-looking statements" based on assumptions about the future, which are subject to risks and uncertainties, such as competitive conditions in retail; changes in consumer

                                     -more-

LANDS' END/Add Four

confidence and spending; interest rates, delinquency and charge-off trends in the credit card receivables portfolio; the successful execution of and customer reactions to the company's strategic initiatives, including the full-line store strategy and the proposed acquisition of Lands' End; Sears' ability to integrate and operate Lands' End successfully; anticipated cash flow; general economic conditions and normal business uncertainty. Sears cautions that these statements are not guarantees of future performance. Actual results may differ materially. In addition, Sears typically earns a disproportionate share of its operating income in the fourth quarter due to seasonal buying patterns, which are difficult to forecast with certainty. The company intends the forward-looking statement in this release to speak only as of the time of this release and does not undertake to update or revise this projection as more information becomes available.

Lands' End Cautionary Statement Regarding Forward-Looking Information

     Statements in this release that are not historical, including, without limitation, statements regarding our plans, expectations, assumptions, and estimations for this transaction or for fiscal 2003 revenues, gross profit margin, and earnings, as well as anticipated sales trends and future development of our business strategy, are considered forward-looking and speak only as of today's date. As such, these statements are subject to a number of risks and uncertainties. Future results may be materially different from those expressed or implied by these statements due to a number of factors. Currently, we believe that the principal factors that could create uncertainty about our future results are the following: customer response to our merchandise offerings, circulation changes and other initiatives; the mix of our sales between full price and liquidation merchandise; overall consumer confidence and general economic conditions, both domestic and foreign; effects of weather on customer purchasing behavior; effects of shifting patterns of e-commerce versus catalog purchases; costs associated with printing and mailing catalogs and fulfilling

                                     -more-

LANDS' END/Add Five

orders; dependence on consumer seasonal buying patterns; fluctuations in foreign currency exchange rates; and changes that may have different effects on the various sectors in which we operate (e.g., rather than individual consumers, the Business Outfitters division, included in the specialty segment, sells to numerous corporations, and certain of these sales are for their corporate promotional activities). Our future results could, of course, be affected by other factors as well. Also, this transaction is not yet completed and is subject to a two-thirds minimum tender condition. More information about these risks and uncertainties may be found in the company's 8K and 10K filings with the S.E.C.

     The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and
        -----------
selecting option three.

                                      # # #

CONFIDENTIAL - FOR INTERNAL USE ONLY - DO NOT DISTRIBUTE
--------------------------------------------------------
Final - May 13, 2002

                              Question and Answers

1.   What are the terms of the agreement?
     Sears will acquire Lands' End for $62 per share in cash or for a total acquisition price of $1.9 billion. Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville.

2.   What regulatory approvals are required?
     The tender offer will be conditioned upon Sears acquiring at least two-thirds of Lands' End shares of common stock in the tender offer, regulatory approvals and other customary conditions. It is expected after completion of the tender offer, all shares not purchased in the offer will be acquired in a merger for the same $62 per share price in cash.

3. Is the cash offer contingent on the buyer obtaining any type of debt financing?
     No. This is a total cash offer. We believe they have excellent credit ratings and financing status to close this transaction in a timely manner.

4.   When do you expect the transaction to close?
     Completion of the transaction is expected in June and we expect rapid clearance of the various regulatory filings including Hart-Scott-Rodino (antitrust).

5. What is Sears planning to do with the business? Will Sears invest in growing the business?
     Sears will introduce a selection of Lands' End products into many of its 870 full-line stores by fall 2002 and is expected to complete product rollout to stores by fall 2003. Sears stores will carry a compelling assortment of Lands' End men's, women's, and children's apparel, as well as a selection of footwear, accessories and home fashions. Lands' End will continue to offer its complete product line direct to customers through its catalogs and online at landsend.com. The growth prospects of Lands' End and Sears' customer-direct businesses, which consist of online and catalog operations, will be enhanced significantly.

6. What will Lands' End look like going forward? How will this transaction allow Lands' End to grow?
     Upon completion of the transaction, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. The vast majority of our business operations will remain in place as they exist today and we anticipate opportunities for expansion in the future. Lands' End will remain a brand that stands for quality, value, innovation and unwavering customer service.

7.   Who will lead Lands' End as a wholly owned subsidiary of Sears?
     Management is excited about the potential growth this offers Lands' End and every member of the executive team has committed to guide the long-term growth of the company. Dave Dyer will continue to lead the Lands' End business, reporting to Alan Lacy after the transaction closes. Dyer also will assume responsibility for Sears' existing customer-direct business, which includes sears.com, catalogs and specialty merchandise.

8.   Does Lands' End need shareholder approval to close the deal?
     The tender offer will be conditioned upon at least two-thirds of Lands' End shares of common stock. Gary Comer, Lands' End founder, and certain other Lands' End shareholders have agreed to tender an aggregate of approximately 55% of the outstanding shares of common stock into this offer.

9.   Why is the board willing to sell at this price?
     This price maximizes shareholder value, provides growth opportunities for employees and brings the resources necessary to sustain and grow Lands' End long into the future.

10. If the deal falls through is the Lands' End Board of Directors committed to selling the company?
     It is not anticipated that the deal will fall through, as it is a cash deal with no regulatory or competitive issues. Additionally, Gary Comer, Lands' End founder, and certain other Lands' End shareholders have agreed to tender an aggregate of approximately 55% of the outstanding shares of common stock into this offer. The transaction is expected to close in June.

11. What are the underlying benefits of the merger for Lands' End's business? This price maximizes shareholder value, provides growth opportunities for employees and brings the resources necessary to sustain and grow Lands' End long into the future. Even though Lands' End is the largest specialty apparel direct merchant, we only compete in 10 percent of the market. Our partnership with Sears will allow us to reach the other 90 percent of customers who do not shop by catalog or the Internet.

12.  Where there any other candidates or offers considered?
     Information such as this will be included in the tender offer that will be distributed to shareholders in the near term. We are confident our partnership with Sears will maximize shareholder value, provide growth opportunities for employees and bring the resources necessary to sustain and grow Lands' End long into the future.

13.  Who should I contact regarding my stock certificate(s)?
     It is not necessary to contact anyone at this time. Shareholders will receive the necessary information in the mail within the next few weeks.

14. What does this transaction mean to Dodgeville and other communities Lands' End operates in?
     Our business operations will remain largely in place as they exist today. While some change is inevitable, we expect this merger will provide meaningful growth opportunities for Lands' End employees and the communities in which the company operates.

15.  How will this transaction impact my job and benefits?
     Sears has committed to maintain your benefits, as they exist today, for the foreseeable future. Sears values our work ethic and dedication to Lands' End. It will continue to provide us with the same excellent work environment that has played a role in Lands' End being named one of FORTUNE's Best Places to Work.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

                                [LANDS' END LOGO]

TO: ALL LANDS' END EMPLOYEES

Today, we are excited to announce that Gary Comer and the board of directors have entered into a definitive agreement in which Lands' End will be acquired and become a wholly owned subsidiary of Sears. While we will continue to operate much as we have throughout our 40-year history, this opportunity assures the continued success of Lands' End and our future growth.

All of us should be very proud of our contributions in making Lands' End an industry leader in customer service, innovation and quality. We are deservedly one of the most respected global brands, and Sears is impressed with the great work we have done here. In recognition of the strength of our brand, Sears has expressed a strong interest in expanding our company in meaningful ways.

As you can imagine, this transaction involves strict legal requirements that we all must follow. For example, we were legally required to inform the investment community first. Immediately after meeting that responsibility, we then made every effort to share the news with you. Additional information will be available in the coming days and weeks, and we are committed to keeping you informed in a timely manner.

Gary will be joining me for an employee meeting in the Activity Center gym this morning at 9 a.m. to discuss this announcement. Additionally, at 2 p.m. in the Activity Center gym, I will be pleased to introduce you to Alan Lacy, chairman and chief executive officer of Sears. All employees are invited to attend.

All of us on the executive committee have met with Alan Lacy and his team, and we are confident this partnership will provide us with exciting opportunities for growth. We are also confident that as you learn more about Sears, you too will share in this excitement.

Thank you for all of your contributions to date. I look forward to continuing to work with you in the future as we make the Lands' End brand even greater.

Sincerely,


Dave Dyer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

CONFIDENTIAL - FOR INTERNAL USE ONLY - DO NOT DISTRIBUTE
--------------------------------------------------------

                                [LANDS' END LOGO]

                   ALL EMPLOYEE VOICEMAIL SCRIPT FOR DAVE DYER

Good morning. This is Dave Dyer with a message for all Lands' End employees. In case you have not yet seen the letter posted in building entryways throughout the Lands' End campus, I want to take a moment to share some historic news.

Today, we are excited to announce that Gary Comer and the Board of Directors have entered into a definitive agreement in which Lands' End will be acquired and become a wholly owned subsidiary of Sears. While we will continue to operate much as we have throughout our 40-year history, this opportunity assures the continued success of Lands' End and our future growth.

All of us should be very proud of our contributions in making Lands' End an industry leader in customer service, innovation and quality. We are deservedly one of the most respected global brands and Sears is impressed with the great work we have done here. In recognition of the strength of our brand, Sears has expressed a strong interest in expanding our company in meaningful ways.

As you can imagine, this transaction involves strict legal requirements that we all must follow. For example, we were legally required to inform the investment community first. Immediately after meeting that responsibility, we then made every effort to share the news with you. Additional information will be available in the coming days and weeks, and we are committed to keeping you informed in a timely manner.

Today there will be two special meetings to hear directly from Gary and Sears CEO Alan Lacy. Gary will be joining me for the first employee meeting in the Activity Center gym this morning at 9 a.m. to discuss this announcement. Additionally, at the second meeting at 2 p.m. in the Activity Center gym, I will be pleased to introduce you to Alan Lacy. All employees are invited to attend both meetings.

All of us on the executive committee have met with Alan Lacy and his team, and we are confident this partnership will provide us with exciting opportunities for growth. We are also confident that as you learn more about Sears, you too will share in this excitement.

Thank you for all of your contributions to date. I look forward to continuing to work with you in the future as we make the Lands' End brand even greater.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

May 13, 2002

TO:  Lands' End Customers

FR:  Dave Dyer
     President and CEO, Lands' End

RE:  Lands' End acquired by Sears

Because we value our relationship with you, we wanted to inform you that Sears and Lands' End have entered into a definitive agreement for Sears to acquire Lands' End. Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. Details of the announcement are included in a news release posted on our web site.

Management is excited about the potential opportunities for growth as Sears intends to embrace the Lands' End brand, continue its commitment to customer service, and provide the resources necessary to sustain and grow Lands' End long into the future.

Our business operations will remain in place as they exist today and we expect this partnership will provide meaningful growth opportunities. We look forward to continuing our relationship, and we thank you for your ongoing support.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

May 13, 2002

TO:   All Lands' End Business Partners

FR:   Dave Dyer

Because we value our relationship with you, we wanted to inform you that Sears and Lands' End have entered into a definitive agreement for Sears to acquire Lands' End. Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. Details of the announcement are included in the attached news release.

Management is excited about the potential opportunities for growth as Sears intends to embrace the Lands' End brand, continue its commitment to customer service, and provide the resources necessary to sustain and grow Lands' End long into the future.

Our business operations will remain in place as they exist today and we expect this partnership will provide meaningful growth opportunities. We look forward to continuing our relationship, and we thank you for your ongoing support.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.

May 13, 2002

TO:  Valued LEBO Customer

FR:  Vince Gallucci

RE:  Lands' End acquired by Sears

Because we value our relationship with you, we wanted to inform you that Sears and Lands' End have entered into a definitive agreement for Sears to acquire Lands' End. Upon completion of the transaction, expected in June, Lands' End will become a wholly owned subsidiary of Sears and will continue to be headquartered in Dodgeville. Details of the announcement are included in the attached news release.

Management is excited about the potential opportunities for growth as Sears intends to embrace the Lands' End brand, continue its commitment to customer service, and provide the resources necessary to sustain and grow Lands' End long into the future.

Our business operations will remain in place as they exist today and we expect this partnership will provide meaningful growth opportunities. We look forward to continuing our relationship, and we thank you for your ongoing support.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities and Exchange Commission and Lands' End will file a solicitation/recommendation statement with respect to the offer. Investors and Lands' End stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained by calling (800) 732-7780 and selecting option three.